[redacted]

09005114

ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY 6/10/09

NO-ACT

June 10, 2009
IM Ref. No. 20094151229
RBC Capital Markets Corporation
File No. 801-13059

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to RBC Capital Markets Corporation ("RBC") or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to RBC or certain related persons.[2]

Our position is based on the facts and representations in your letter dated June 9, 2009, particularly RBC's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to RBC, which is subject to the Judgment;

(2) the Judgment does not bar or suspend RBC or any person currently associated with RBC from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. RBC Capital Markets Corporation,* 09-cv-5172 (S.D.N.Y.)(June 9, 2009).

3 Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or

(3) it will comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Judgment, RBC or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom RBC solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

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practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts RBC from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit RBC and its affiliated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, RBC and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting the Settling Firm, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On June 9, 2009, the Commission issued an order granting RBC, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order. *In re RBC Capital Markets Corporation, et. al.*, SEC Rel. No. IC-28762 (Jun. 9, 2009). Therefore, RBC, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Judgment.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to RBC or any of its associated persons.

Stephen Van Meter
Senior Counsel

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
020-7615-3000
FAX: 020-7615 3100

FRANKFURT
49-69-71914-3400
FAX: 49-69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

DOROTHY HEYL
OF COUNSEL
DIRECT DIAL NUMBER
212-530-5088
FAX: 212-822-5088
E-MAIL: dheyl@milbank.com

BEIJING
8610-5123-5120
FAX: 8610-5123-5191

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

TOKYO
813-3504-1050
FAX: 813-3595-2790

June 9, 2009

VIA FIRST CLASS MAIL AND E-MAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Securities and Exchange Commission v. RBC Capital Markets Corporation, 09-cv-5172 (S.D.N.Y, filed June 3, 2009)

Dear Mr. Scheidt:

We submit this letter on behalf our client RBC Capital Markets Corporation ("RBC" or the "Settling Firm"), the settling defendant in the above-captioned civil proceeding. RBC seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser that is required to be registered under the Advisers Act pays the Settling Firm, or any of its associated persons as defined in Section 202(a)(17) of the Advisers Act, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Judgment (as defined below) entered against RBC. While the Judgment does not operate to prohibit or suspend the Settling Firm or any of its associated persons from being associated with or acting as an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of the Settling Firm and its associated persons to receive such payments.[1] The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

[1] Under Section 9(a) of the Investment Company Act of 1940 ("Investment Company Act"), the Settling Firm and its affiliated persons will, as a result of the Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment

BACKGROUND

The staff of the Division of Enforcement has engaged in settlement discussions with RBC in connection with the above-captioned civil proceeding. The discussions resulted in a settlement, and the Commission filed a complaint (the "Complaint") against RBC in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. RBC Capital Markets Corporation, 09-cv-5172 (WHP) (S.D.N.Y, filed June 3, 2009). The Complaint concerns the marketing and sale of auction rate securities ("ARS") by the Respondent to certain of its brokerage customers. The Complaint alleges that RBC failed properly to disclose in communications with customers the increasing risks associated with ARS that RBC underwrote, marketed and sold. The Complaint further alleges that, through its employees and marketing materials, RBC misrepresented to many of its customers that ARS were safe, highly liquid investments that were substitutes for cash or money-market funds. The Complaint further alleges that (i) on February 11, 2008, RBC determined that it would not place bids in most of its auctions, as it had historically done, (ii) at or around the same time, other broker-dealers also discontinued their practice of placing bids in auctions, and (iii) as a result, most auctions failed, and RBC's customers were left holding more than $8.8 billion in illiquid ARS. The Complaint alleges that RBC violated Section 15(c) of the Exchange Act.

RBC executed a Consent of Defendant RBC Capital Markets Corporation (the "Consent"), in which RBC neither admitted nor denied the allegations in the Complaint (other than those relating to personal and subject matter jurisdiction, which are admitted), and in which it consented to the entry of a judgment against it by the District Court (the "Judgment"). As negotiated among the parties, the Judgment, among other things, permanently restrained and enjoined RBC and its agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of the Judgment from violating, directly or indirectly, Section 15(c) of the Exchange Act. Additionally, the Judgment requires RBC, among other things, to buy back approximately $867 million of ARS. RBC will also make whole any losses sustained by certain customers who sold ARS on or between February 11, 2008 and October 8, 2008. In addition, until RBC provides par solutions to clients pursuant to the

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capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and RBC's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicant believes that it meets the standards for exemptive relief under Section 9(c), and expects that the Commission will issue a temporary order prior to or simultaneous with the Judgment, and a permanent order in due course thereafter. In no event will RBC or any of its affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Judgment.

Judgment, RBC will provide customers no-net-cost loans that will remain outstanding until the ARS are repurchased.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser that is required to be registered under the Advisers Act from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment will cause the Settling Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firm may be unable to receive cash payments for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[3]

The Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with it from acting in any capacity under the federal securities laws (except as

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2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

provided in Section 9(a) of the Investment Company Act).[4] The Settling Firm has not been sanctioned for conduct in connection with the solicitation of advisory clients for investment advisers.[5] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit any investment adviser from paying the Settling Firm or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6]

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4 *See* footnote 1.

5 Each Settling Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals who may perform solicitation activities on behalf of such Settling Firm or its associated persons been personally disqualified under the Rule.

6 Barclays Bank PLC, SEC No-Action Letter (pub. avail. June 6, 2007); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. May 15, 2006); American International Group, Inc., SEC No-Action Letter (pub. avail. Feb 21, 2006); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Feb. 23, 2005); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. Feb. 4, 2005); Prime Advisors, Inc.; SEC No-Action Lever (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No- Action Letter (pub. avail. March 9, 2001); UBS Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC. No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC. No-Action Letter (pub. avail. July 17, 1996); Salomon Brothers Inc.; SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

UNDERTAKINGS

In connection with this request, RBC undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to RBC which is subject to the Judgment;

2. to comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines;

3. that for ten years from the date of the entry of the Judgment, RBC or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays a Settling Firm or any of its associated persons a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

Please do not hesitate to call the undersigned at (212) 530-5088 regarding this request.

Very truly yours,

Dorothy Heyl

CC: Steven Van Meter

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